FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March, 2010
Commission File Number 1-11080

THE ICA CORPORATION
(Translation of registrant's name into English)

Blvd. Manuel Avila Camacho 36
Col. Lomas de Chapultepec
Del. Miguel Hidalgo
11000 Mexico City
Mexico
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F.....☒.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...☒...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

PRESS RELEASE

ICA RELEASES REVISED 2009 RESULTS BASED ON TAX REGULATIONS PUBLISHED BY MEXICO’S TAX ADMINISTRATION SERVICE

•	Change reduces estimate of future tax payments resulting from the Tax Reform, and improves fourth quarter and full year 2009 results

Mexico City, March 10, 2010 – Empresas ICA, S.A.B. de C.V. (BMV and NYSE: ICA) provided a revised estimate of the effect on the Company’s financials of changes in Mexico’s Income Tax Law related to tax consolidation, which became effective January 1, 2010 (the “Tax Reform”). The Tax Administration Service in Mexico published on March 2, 2010 on its Internet page amended regulations for the Income Tax Law (the “Regulations”), which provide the guidelines for the proper interpretation and application of the Tax Reform. ICA expects that these Regulations will be published in the Official Diary of the Federation, which will give them full legal effect.  As a result of its analysis of the Regulations, ICA is reducing its original estimate of the additional taxes that will be payable as a result of the Tax Reform.

ICA’s new estimate of the additional taxes payable for fiscal periods through December 31, 2004 is approximately Ps. 281 million, down from Ps. 2,545 million. These taxes will be paid in five annual installments. An estimated Ps. 70 million will be due in 2010, Ps. 70 million in 2011, Ps. 57 million in 2012, and Ps. 42 million in each of 2013 and 2014. These amounts are estimates, and the amount of tax ultimately paid may differ based on various factors, some of which are outside our control.

These new estimates also revise ICA’s results for the fourth quarter and full year 2009, which were released on March 1, 2010. In accordance with the Mexican Accounting Board’s interpretation INIF-18 of the accounting for the Tax Reform, the ICA recorded deferred tax liabilities of Ps. 2,791 million and deferred tax assets of Ps. 1,615 million as of December 31, 2009. This resulted in a charge to earnings of Ps. 332 million and a direct charge to shareholders’ equity of Ps. 844 million. These amounts are significantly smaller than those previously estimated and disclosed by the Company.

As a result, the Company generated earnings per share of Ps. 0.02 in 4Q09, as compared to a loss of Ps.(0.89) previously reported. Earnings per share for the full year 2009 were Ps. 0.97, as compared to a loss of Ps.(0.07) previously reported. Revised earnings per ADS were US$0.01 for the quarter and US$0.30 for the year.

The revisions have no effect on income statement items through pre-tax income. In the balance sheet, the revisions affect total assets and liabilities and shareholders’ equity. Revised unaudited financial statements for the fourth quarter and full year 2009 are attached and are also available on ICA’s website, www.ica.com.mx.

The principal changes are summarized in the following table.

For more information contact:
Alonso Quintana (5255) 5272 9991 x 3653 alonso.quintana@ica.com.mx	In the United States: Zemi Communications
Luciana Garcia (5255) 5272 9991 x 3664 luciana.garcia@ica.com.mx	Daniel Wilson (212) 689 9560 dbmwilson@zemi.com

PRESS RELEASE

This press release may contain projections or other forward-looking statements related to ICA that involve risks and uncertainties. Readers are cautioned that these statements are only projections of future events based on assumptions and estimates ICA believes to be reasonable, but these projections may differ materially from actual future results or events. Factors that could cause actual results to differ materially and adversely include, but are not limited to: changes in general economic, business or political or other conditions in Mexico or changes in general economic or business conditions in Latin America, changes in capital markets in general that may affect policies or attitudes towards lending to Mexico or Mexican companies, changes in tax and other laws affecting ICA’s businesses, increased costs, unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms. Readers are referred to the documents filed by ICA with the United States Securities and Exchange Commission, specifically the most recent filing on Form 20-F which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to ICA on the date hereof, and ICA assumes no obligation to update such statements.

INVESTOR RELATIONS	www.ica.com.mx	2/3

PRESS RELEASE

Consolidated Fourth Quarter and Full Year Results

INVESTOR RELATIONS	www.ica.com.mx	3/3

PRESS RELEASE

Consolidated Balance Sheet

INVESTOR RELATIONS	www.ica.com.mx	4/3

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 10, 2010

Empresas ICA, S.A.B. de C.V.
/s/ JOSE LUIS GUERRERO ALVAREZ
Name: José Luis Guerrero Alvarez
Title: Chief Executive Officer